Exhibit 99.2

			9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com	+
000001
Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6
01234567890
Use a black or blue pen. Print in CAPITAL letters inside the box as shown in this example.	☒

Do you want to receive Celestica Inc.'s Annual Report?

Dear Shareholder,

Celestica is pleased to offer you a new registration option for receipt of our Annual Report. New securities regulations provide that a company is required to send its Annual Report only to those non-registered owners of securities who specifically request it.

Accordingly, if you want to receive the Annual Report, please register either:

1.
By Email — Online at www.computershare.com/ca/mailinglist; or

2.
By mail — Mark the box below if you wish to receive the Company's Annual Report by mail. Then return this form in the enclosed return envelope.

  ☐    YES, I/we DO want to receive the Annual Report.

If you choose not to receive the Annual Report, it will be available to you online at the same time that it is mailed to shareholders at: www.celestica.com/investor

This form is being sent to non-registered owners of securities. The Company or its agent has sent this form directly to you. Your name and address and information about your securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

☐ Y 0 5 Q _ P 5 4	2 E B E N E		+
006D7C		CPUQC01.E.INT/000001/i1234